                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    FOR THE TRANSITION PERIOD FROM _________ TO__________


            COMMISSION FILE NUMBERS 33-29528, 33-44770 AND 333-09091

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                     PUERTO RICO SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612

                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

4.          ERISA Financial Statements and Schedules and Exhibits:

            (a)   Financial Statements and Schedules:

                  Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996 and 1995 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996 - Allergan, Inc. Savings and Investment Plan.

                  Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996 and 1995 - Allergan, Inc. Savings and Investment Plan.

                  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996 - Allergan, Inc. Savings and Investment Plan.

                  Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

                  Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996 - Allergan, Inc. Savings and Investment Plan.

                  Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996 - Allergan, Inc. Savings and Investment Plan.

                  Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996 and 1995 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                  Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996 and 1995 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                  Notes to Financial Statements - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                  Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                  Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

            (b)   Exhibits
                        Exhibit 23 - Consent of KPMG Peat Marwick LLP


                                   SIGNATURES

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              ALLERGAN, INC. SAVINGS
                              AND INVESTMENT PLAN

                              ALLERGAN, INC. PUERTO RICO
                              SAVINGS AND INVESTMENT PLAN


Date: June 25, 1997                 BY:   FRANCIS R. TUNNEY, JR.
      ------------------                -------------------------
                                    Francis R. Tunney, Jr.
                                    Allergan, Inc. Corporate Benefits
                                    Committee (formerly known as
                                    Management Plan Committee)

                                 ALLERGAN, INC.

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules


Financial Statements                                                              Page
--------------------                                                              ----
Independent Auditors' Report ................................................       1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1996 .........................................................       2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1995 .........................................................       4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1996 .....................       6

Notes to Financial Statements ...............................................       8


Supplementary Schedules                                                          Schedule
-----------------------                                                          --------
Item 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1996 .........................................................       1

Item 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1996 ..............................................       2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT




The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1996 and 1995, and for the year ended December 31, 1996, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          KPMG PEAT MARWICK LLP

Orange County, California
June 4, 1997

                                 ALLERGAN, INC.

                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996

                                             Allergan,
                                                Inc.                            Interest        Growth            Global
                                              Common          Balanced           Income        and Income         Equity
                                            Stock Fund           Fund             Fund             Fund             Fund
                                            -----------       ----------       ----------       ----------       ---------
Investments, at fair value:
   Common stock of Allergan, Inc.,
     cost $19,897,106                       $30,900,087               --               --               --              --

   American Balanced Fund,
     cost $21,658,482                                --       24,545,664               --               --              --

   Common/collective trusts,
     cost approximates market                        --               --       21,517,937               --              --

   Investment Company of
     America Fund, cost
     $ 21,391,689                                    --               --               --       26,438,611              --

   New Perspective Fund,
     cost $3,761,427                                 --               --               --               --       4,033,991

   Twentieth Century Ultra Fund,
     cost $5,288,094                                 --               --               --               --              --

   Participant loans                                 --               --               --               --              --
                                            -----------       ----------       ----------       ----------       ---------
Total Investments                            30,900,087       24,545,664       21,517,937       26,438,611       4,033,991

Interest bearing cash and cash
  equivalents                                   340,865               --               --               --              --

Receivables:
   Due to Plan                                       --               --               --               --              --
   Accrued interest and dividends                   580               --               --               --              --
   Sales pending settlement                          --               --              938               --             461
                                            -----------       ----------       ----------       ----------       ---------
      Total Receivables                             580               --              938               --             461
                                            -----------       ----------       ----------       ----------       ---------

      Total Assets                           31,241,532       24,545,664       21,518,875       26,438,611       4,034,452


                                            Aggressive
                                             Growth        Participant
                                              Fund            Loans          Other          Total
                                            ---------       ---------       -------       -----------
Investments, at fair value:
   Common stock of Allergan, Inc.,
     cost $19,897,106                              --              --            --        30,900,087

   American Balanced Fund,
     cost $21,658,482                              --              --            --        24,545,664

   Common/collective trusts,
     cost approximates market                      --              --            --        21,517,937

   Investment Company of
     America Fund, cost
     $ 21,391,689                                  --              --            --        26,438,611

   New Perspective Fund,
     cost $3,761,427                               --              --            --         4,033,991

   Twentieth Century Ultra Fund,
     cost $5,288,094                        5,486,579              --            --         5,486,579

   Participant loans                               --       2,632,075            --         2,632,075
                                            ---------       ---------       -------       -----------
Total Investments                           5,486,579       2,632,075            --       115,554,944

Interest bearing cash and cash
  equivalents                                      --              --       305,051           645,916

Receivables:
   Due to Plan                                     --              --
   Accrued interest and dividends                  --              --           360               940
   Sales pending settlement                        --              --            --             1,399
                                            ---------       ---------       -------       -----------
      Total Receivables                            --              --           360             2,339
                                            ---------       ---------       -------       -----------

      Total Assets                          5,486,579       2,632,075       305,411       116,203,199



                See accompanying notes to financial statements.
                                                                     (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996
                                   (continued)


                                              Allergan,
                                                 Inc.                             Interest           Growth            Global
                                               Common            Balanced          Income           and Income         Equity
                                              Stock Fund           Fund             Fund               Fund             Fund
                                             ------------        ----------       -----------        ----------       ---------
Payables:

   Purchases pending settlement                  (102,016)               --                --                --              --

   Short-term fund investment fees                    (12)               --                --                --              --
                                             ------------        ----------        ----------        ----------       ---------

      Total Payables                             (102,028)               --                --                --              --
                                             ------------        ----------        ----------        ----------       ---------

Net assets available for Plan benefits       $ 31,139,504        24,545,664        21,518,875        26,438,611       4,034,452
                                             ============        ==========        ==========        ==========       =========


                                             Aggressive
                                              Growth         Participant
                                               Fund             Loans           Other            Total
                                             ----------        ---------       --------      ----------
Payables:

   Purchases pending settlement                     (56)              --             --        (102,072)

   Short-term fund investment fees                   --               --             (8)            (20)
                                              ---------        ---------       --------      ----------

      Total Payables                                (56)              --             (8)       (102,092)
                                              ---------        ---------       --------      ----------

Net assets available for Plan benefits        5,486,523        2,632,075        305,403     116,101,107
                                              =========        =========        =======     ===========


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1995

                                            Allergan,
                                                Inc.                           Interest           Growth            Global
                                               Common          Balanced         Income          and Income          Equity
                                             Stock Fund          Fund             Fund              Fund             Fund
                                             -----------       ----------       ----------       ----------       ---------
Investments, at fair value:
   Common stock of Allergan, Inc.,
     cost $15,423,150                        $25,615,185               --               --               --              --

   American Balanced Fund,
     cost $20,349,044                                 --       23,057,732               --               --              --

   Common/collective trusts,
     cost approximates market                         --               --       21,843,305               --              --

   Investment Company of
     America Fund, cost
     $18,400,798                                      --               --               --       21,444,247              --

   New Perspective Fund,
     cost $2,080,885                                  --               --               --               --       2,074,740

   Twentieth Century Ultra Fund,
     cost $3,175,654                                  --               --               --               --              --

   Participant loans                                  --               --               --               --              --
                                             -----------       ----------       ----------       ----------       ---------
Total Investments                             25,615,185       23,057,732       21,843,305       21,444,247       2,074,740

Interest bearing cash and cash
  equivalents                                    242,304               --           80,228              124              --

Receivables:
   Due to Plan                                        --               --               --               --              --
   Accrued interest and dividends                  1,086               --               83               27              --
   Sales pending settlement                           --               --           13,349               --              --
                                             -----------       ----------       ----------       ----------       ---------
      Total Receivables                            1,086               --           13,432               27              --
                                             -----------       ----------       ----------       ----------       ---------

      Total Assets                            25,858,575       23,057,732       21,936,965       21,444,398       2,074,740

                                            Aggressive
                                              Growth        Participant
                                               Fund            Loans          Other           Total
                                             ---------       ---------       -------       ----------
Investments, at fair value:
   Common stock of Allergan, Inc.,
     cost $15,423,150                               --              --            --       25,615,185

   American Balanced Fund,
     cost $20,349,044                               --              --            --       23,057,732


   Common/collective trusts,
     cost approximates market                       --              --            --       21,843,305

   Investment Company of
     America Fund, cost
     $18,400,798                                    --              --            --       21,444,247

   New Perspective Fund,
     cost $2,080,885                                --              --            --        2,074,740

   Twentieth Century Ultra Fund,
     cost $3,175,654                         3,201,513              --            --        3,201,513

   Participant loans                                --       1,902,928            --        1,902,928
                                             ---------       ---------       -------       ----------
Total Investments                            3,201,513       1,902,928            --       99,139,650

Interest bearing cash and cash
  equivalents                                       --              36        55,730          378,422

Receivables:
   Due to Plan                                      --              --       110,037          110,037
   Accrued interest and dividends                   --              --            31            1,227
   Sales pending settlement                         --              --            --           13,349
                                             ---------       ---------       -------       ----------
      Total Receivables                             --              --       110,068          124,613
                                             ---------       ---------       -------       ----------

      Total Assets                           3,201,513       1,902,964       165,798       99,642,685


                See accompanying notes to financial statements.
                                                                     (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1995
                                   (continued)

                                              Allergan,
                                                Inc.                                Interest              Growth
                                               Common            Balanced            Income             and Income
                                              Stock Fund            Fund               Fund                Fund
                                             ------------        -----------        -----------        -----------
Payables:
   Due from Plan                                  (37,452)           (12,389)           (43,016)           (17,180)

   Contribution refunds                           (23,644)           (17,490)           (29,082)           (21,685)

   Purchases pending settlement                       --              (4,028)                --           (138,658)

   Short-term fund investment fees                    (23)                --                 (2)                (1)
                                             ------------         ----------         ----------         ----------

      Total Payables                              (61,119)           (33,907)           (72,100)          (177,524)
                                             ------------         ----------         ----------         ----------

Net assets available for Plan benefits       $ 25,797,456         23,023,825         21,864,865         21,266,874
                                             ============         ==========         ==========         ==========

                                               Global          Aggressive
                                               Equity            Growth         Participant
                                                Fund              Fund             Loans           Other             Total
                                             ----------        ----------        ---------       --------        -----------
Payables:
   Due from Plan                                     --                --               --             --           (110,037)

   Contribution refunds                            (987)           (1,094)              --             --            (93,982)

   Purchases pending settlement                  (1,239)           (1,354)              --             --           (145,279)

   Short-term fund investment fees                   --                --               --             --                (26)
                                              ---------         ---------        ---------        -------         ----------

      Total Payables                             (2,226)           (2,448)              --             --           (349,324)
                                              ---------         ---------        ---------        -------         ----------

Net assets available for Plan benefits        2,072,514         3,199,065        1,902,964        165,798         99,293,361
                                              =========         =========        =========        =======         ==========


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.

                           Savings and Investment Plan
      Statement of Changes in Net Assets Available for Plan Benefits, with
                                Fund Information
                      For the Year Ended December 31, 1996

                                              Allergan,
                                                Inc.                           Interest         Growth           Global
                                               Common          Balanced         Income         and Income        Equity
                                              Stock Fund         Fund            Fund            Fund             Fund
                                              ----------       ---------       ---------       ---------       ---------
Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments                $1,467,051       2,021,055       1,400,183       3,716,043         466,303

Interest                                          18,039               7             775             195              --

Dividends                                        501,042         910,476              --         645,647          65,609
                                              ----------       ---------       ---------       ---------       ---------

Total investment income                        1,986,132       2,931,538       1,400,958       4,361,885         531,912

Contributions:
   Employer - Company match                    2,707,285           4,367          22,901          10,107           4,817

   Employees:
     Before tax                                1,007,208       1,290,548       1,317,756       2,305,603         757,490
     After tax                                   554,028         556,671         656,104         964,837         489,277
                                              ----------       ---------       ---------       ---------       ---------
Total contributions                            4,268,521       1,851,586       1,996,761       3,280,547       1,251,584
                                              ----------       ---------       ---------       ---------       ---------
Total additions                                6,254,653       4,783,124       3,397,719       7,642,432       1,783,496
                                              ----------       ---------       ---------       ---------       ---------




                                             Aggressive
                                              Growth         Participant
                                               Fund             Loans       Other          Total
                                              ---------       -------       ------       ----------
Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments                  571,828            --           --        9,642,463

Interest                                             --       207,591       13,401          240,008

Dividends                                            --            --           --        2,122,774
                                              ---------       -------       ------       ----------

Total investment income                         571,828       207,591       13,401       12,005,245

Contributions:
   Employer - Company match                       5,907            --           --        2,755,384

   Employees:
     Before tax                               1,182,127            --           --        7,860,732
     After tax                                  807,465            --           --        4,028,382
                                              ---------       -------       ------       ----------
Total contributions                           1,995,499            --           --       14,644,498
                                              ---------       -------       ------       ----------
Total additions                               2,567,327       207,591       13,401       26,649,743
                                              ---------       -------       ------       ----------

                 See accompanying notes to financial statements.
                                                                     (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
      Statement of Changes in Net Assets Available for Plan Benefits, with
                                Fund Information
                      For the Year Ended December 31, 1996
                                   (continued)


                                                 Allergan,
                                                    Inc.                                 Interest            Growth
                                                  Common              Balanced            Income            and Income
                                                 Stock Fund             Fund               Fund                Fund
                                                 ------------        -----------        -----------        -----------
Deductions from Plan assets attributed to:

Withdrawals and distributions                      (1,979,182)        (2,321,441)        (2,556,043)        (2,182,338)
Administrative expenses                                  (404)            (1,511)           (57,856)            (1,992)
                                                 ------------         ----------         -----------        -----------
Total deductions                                   (1,979,586)        (2,322,952)        (2,613,899)        (2,184,330)
                                                 ------------         ----------         -----------        -----------

Increase in net assets
  available for Plan benefits                       4,275,067          2,460,172            783,820          5,458,102

Net assets available for Plan
  benefits, beginning of year                      25,797,456         23,023,825         21,864,865         21,266,874

Net interfund transfers                             1,066,981           (938,333)        (1,129,810)          (286,365)
                                                 ------------         ----------         ----------         ----------

Net assets available for Plan
  benefits, end of year                          $ 31,139,504         24,545,664         21,518,875         26,438,611
                                                 ============         ==========         ==========         ==========



                                                  Global          Aggressive
                                                  Equity            Growth         Participant
                                                   Fund              Fund             Loans           Other             Total
                                                 ----------        ----------        ---------       --------        ------------
Deductions from Plan assets attributed to:

Withdrawals and distributions                      (276,661)         (460,890)              --             --          (9,776,555)
Administrative expenses                              (1,171)             (374)              --         (2,134)            (65,442)
                                                  ---------         ---------        ---------        -------         -----------
Total deductions                                   (277,832)         (461,264)              --         (2,134)         (9,841,997)
                                                  ---------         ---------        ---------        -------         -----------

Increase in net assets
  available for Plan benefits                     1,505,664         2,106,063          207,591         11,267          16,807,746

Net assets available for Plan
  benefits, beginning of year                     2,072,514         3,199,065        1,902,964        165,798          99,293,361

Net interfund transfers                             456,274           181,395          521,520        128,338                  --
                                                  ---------         ---------        ---------        -------         -----------

Net assets available for Plan
  benefits, end of year                           4,034,452         5,486,523        2,632,075        305,403         116,101,107
                                                  =========         =========        =========        =======         ===========


                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(1)   Description of the Plan

      The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

            The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) and (b) of the Internal Revenue Code of 1986.

            Under terms of the Plan, eligible employees may voluntarily elect to contribute:

            (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

            (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,500 and $9,240 for the years ended December 31, 1996 and 1995, respectively, under provision 401(k) of the Internal Revenue Code or,

            (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

            Contributions

            Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation. Prior to March 1, 1995, the Company contributed an amount equal to 50% of each employee's contribution not exceeding 5% of defined compensation.

            Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

            Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock which are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

            Investment Options

            Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


            A description of each investment fund follows:

            Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

            Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by the American Funds under the name "American Balanced Fund."

            Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

            Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

            Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

            Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century Investments (formerly Twentieth Century) under the name "Twentieth Century Ultra Fund."

            The number of employees participating in these funds at December 31, 1996 and 1995 was as follows:

                                                            1996        1995
                                                            ----        ----
                                                        (Unaudited)  (Unaudited)
            Allergan, Inc. Common Stock Fund               2,525        2,496
            Balanced Fund                                  1,736        1,732
            Interest Income Fund                           1,476        1,580
            Growth and Income Fund                         1,880        1,809
            Global Equity Fund                               847          609
            Aggressive Growth Fund                         1,040          742

            Participant Accounts

            Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


            Participant Loans Receivable

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

            Vesting and Forfeitures

            Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $112,302 at December 31, 1996.


            Withdrawals

            Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

            Prior to age 59 1/2, employee "before-tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

            Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $3,500 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

            Continuation of the Plan

            The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)   Summary of Significant Accounting Policies

            Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


            Investments

            Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Ultra Investors Fund, Interest Income Fund and New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at cost which approximates fair value.

            Investments in group contracts with banks are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

            Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

            The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

            Interest Bearing Cash and Cash Equivalents

            Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

            Administrative Expenses

            Certain administrative expenses of the Plan are paid by the Company.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(3)   Investments

      The following tables present the fair values of investments.

                                                             1996
                                                             ----

                                                  No. Shares,
                                                  Units or
                                                  Principal                             Fair
                                                  Amounts             Cost              Value
                                                  ----------       -----------       -----------
      Common Stock:
         Allergan, Inc.                              867,371       $19,897,106       $30,900,087
                                                  ==========       ===========       ===========

      Common/Collective Trusts:

         LaSalle National Trust
         annual effective returns varying
         from 6.29% to 6.49% in 1996              21,517,937       $21,517,937       $21,517,937
                                                  ==========       ===========       ===========

      Mutual Funds:

         American Balanced Fund                    1,686,987        21,658,482        24,545,664
         Investment Company of America Fund        1,091,152        21,391,689        26,438,611
         New Perspective Fund                        222,014         3,761,427         4,033,991
         Twentieth Century Ultra Fund                195,321         5,288,094         5,486,579
                                                  ----------       -----------       -----------

         Total Mutual Funds                        3,195,474       $52,099,692       $60,504,845
                                                  ==========       ===========       ===========

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995

                                                          1995
                                                          ----

                                                   No. Shares,
                                                   Units or
                                                   Principal                             Fair
                                                    Amounts            Cost              Value
                                                   ----------       -----------       -----------
      Common Stock:
          Allergan, Inc.                              788,160       $15,423,150       $25,615,185
                                                   ==========       ===========       ===========

      Common/Collective Trusts:

          LaSalle National Trust
          annual effective returns varying
          from 6.30% to 6.46% in 1995              13,097,616        13,097,616        13,097,616

          J.P. Morgan
          Contract #428, annual
          effective returns varying
          from 5.79%, 6.38% and 6.67%
          in 1995, latest maturity 12/23/96         5,332,668         5,332,668         5,332,668

          J.P. Morgan
          Maaagic Fund #2045
          effective return 6.04%
          in 1995, maturity 2/15/98                 3,413,021         3,413,021         3,413,021
                                                   ----------       -----------       -----------

          Total Common/Collective Trusts           21,843,305       $21,843,305       $21,843,305
                                                   ==========       ===========       ===========

      Mutual Funds:

          American Balanced Fund                    1,629,522        20,349,044        23,057,732
          Investment Company of America Fund          992,330        18,400,798        21,444,247
          New Perspective Fund                        126,663         2,080,885         2,074,740
          Twentieth Century Ultra Fund                122,616         3,175,654         3,201,513
                                                   ----------       -----------       -----------

          Total Mutual Funds                        2,871,131       $44,006,381       $49,778,232
                                                   ==========       ===========       ===========

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(4)   Federal Income Taxes

      The Plan obtained its latest determination letter on February 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

      Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)   Outstanding Commitments to Participants

      At December 31, 1996, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants. At December 31, 1995 the Plan had a commitment to pay withdrawals and distributions totaling $10,794. These amounts were paid subsequent to December 31, 1995.

                                                                      Schedule 1


                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996


                                            No. Shares,
                                             Units or
                                             Principal                             Fair
                                              Amounts            Cost              Value
                                             ----------       -----------       -----------
Common Stock:
*   Allergan, Inc.                              867,371       $19,897,106       $30,900,087
                                             ==========       ===========       ===========

Common/Collective Trusts:

    LaSalle National Trust
    annual effective returns varying
    from 6.29% to 6.49% in 1996              21,517,937       $21,517,937       $21,517,937
                                             ==========       ===========       ===========

Mutual Funds:

    American Balanced Fund                    1,686,987        21,658,482        24,545,664
    Investment Company of America Fund        1,091,152        21,391,689        26,438,611
    New Perspective Fund                        222,014         3,761,427         4,033,991
    Twentieth Century Ultra Fund                195,321         5,288,094         5,486,579
                                             ----------       -----------       -----------

    Total Mutual Funds                        3,195,474       $52,099,692       $60,504,845
                                             ==========       ===========       ===========

Participant Loans
interest rates varying from 9.25%
to 10.0% in 1996, latest
maturity 12/1/11                              2,632,075       $ 2,632,075       $ 2,632,075
                                             ==========       ===========       ===========

Temporary Investments and Deposits:

*   Mellon Bank
    EB Temporary Investment Fund,
    annual effective rate 5.4%                  645,916       $   645,916       $   645,916
                                             ==========       ===========       ===========

*Party in interest


                 See accompanying independent auditors' report.

                                                                      Schedule 2

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1996

                                                                                                  Current Value
                                                                                    Cost           of Asset on
   Identity of      Description                    Purchase        Sales             of            Transaction    Net Gain
Party Involved       of Asset                        Price         Price            Asset             Date        or (Loss)
--------------       --------                        -----         -----            -----           --------      ---------
Not Applicable      LaSalle National Trust
                    Income Plus Fund           $12,297,205               -     $12,297,205          $12,297,205     $    -0-

Not Applicable      LaSalle National Trust
                    Income Plus Fund                     -      $5,563,205       5,563,205            5,563,205          -0-

Various             JP Morgan Interest
                    Income Fund                          -       3,255,586       3,248,879            3,255,586       6,707

Mellon Bank N.A.    EB Temporary
                      Investment Fund            6,453,136               -       6,453,136            6,453,136          -0-

Mellon Bank N.A.    EB Temporary
                      Investment Fund                    -       6,181,488       6,181,488            6,181,488          -0-

Various             Twentieth Century
                    Ultra Fund                   3,277,862               -       3,277,862            3,277,862          -0-

Various             Twentieth Century
                    Ultra Fund                           -       1,564,730       1,479,392            1,564,730      85,338

Various             American Balanced Fund       3,122,328               -       3,122,328            3,122,328          -0-

                                                                      Schedule 2

                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Item 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1996

                                                                                              Current Value
                                                                                    Cost       of Asset on
   Identity of      Description                     Purchase        Sales            of        Transaction         Net Gain
Party Involved      of Asset                         Price         Price           Asset          Date            or (Loss)
--------------      --------                         -----         -----           -----        ---------         ---------
Various             American Balanced Fund                -      $3,728,750      3,258,161      3,728,750        470,589

Various             New Perspective Fund         $2,118,009               -      2,118,009      2,118,009             -0-

Various             New Perspective Fund                  -         621,834        577,395        621,834         44,439

Various             Investment Company
                    of America Fund               4,625,545               -      4,625,545      4,625,545             -0-

Various             Investment Company
                    of America Fund                       -       3,428,265      2,799,208      3,428,265        629,057

Various             Allergan, Inc.
                    Common Stock                  2,832,237               -      2,832,237      2,832,237              -

Various             Allergan, Inc.
                    Common Stock                          -       1,359,238        782,417      1,359,738        576,821



                 See accompanying independent auditors' report.

                                 ALLERGAN, INC.

                                   PUERTO RICO

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                                 ALLERGAN, INC.
                                   PUERTO RICO
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules



Financial Statements                                                              Page
--------------------                                                              ----
Independent Auditors' Report ................................................       1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1996 .........................................................       2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1995 .........................................................       4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1996 .....................       6

Notes to Financial Statements ...............................................       8



Supplementary Schedules                                                         Schedule
-----------------------                                                         --------
Item 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1996 .........................................................       1

Item 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1996 ..............................................       2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 1996 and 1995, and for the year ended December 31, 1996, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Puerto Rico Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG PEAT MARWICK LLP

Orange County, California
June 4, 1997

                                 ALLERGAN, INC.

                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996

                                             Allergan,
                                               Inc.                        Interest        Growth         Global       Aggressive
                                              Common       Balanced         Income       and Income       Equity         Growth
                                            Stock Fund       Fund            Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $883,107                        $1,371,460

     American Balanced Fund,
       cost $478,178                                          541,921

     Common/collective trusts,
       cost approximates market                                              647,693

     Investment Company of
       America Fund, cost
       $656,182                                                                             810,995

     New Perspective Fund,
       cost $35,622                                                                                         38,204

     Twentieth Century Ultra Fund,
       cost $61,539                                                                                                        63,849

     Participant loans
                                            ----------        -------        -------        -------         ------         ------
Total Investments                            1,371,460        541,921        647,693        810,995         38,204         63,849

Interest bearing cash and cash
  equivalents                                   15,129

Receivables:
     Accrued interest and dividends                 26
     Sales pending settlement                                                     28                            14
                                            ----------        -------        -------        -------         ------         ------
         Total Receivables                      15,155             --             28             --             14             --
                                            ----------        -------        -------        -------         ------         ------

         Total Assets                        1,386,615        541,921        647,721        810,995         38,218         63,849



                                              Participant
                                                  Loans         Other           Total
                                               ----------     ----------     ----------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $883,107                                                          1,371,460

     American Balanced Fund,
       cost $478,178                                                            541,921

     Common/collective trusts,
       cost approximates market                                                 647,693

     Investment Company of
       America Fund, cost
       $656,182                                                                 810,995

     New Perspective Fund,
       cost $35,622                                                              38,204

     Twentieth Century Ultra Fund,
       cost $61,539                                                              63,849

     Participant loans                            375,042                       375,042
                                                  -------          -----      ---------
Total Investments                                 375,042             --      3,849,164

Interest bearing cash and cash
  equivalents                                                      8,981         24,110

Receivables:
     Accrued interest and dividends                                   11             37
     Sales pending settlement                                                        42
                                                  -------          -----      ---------
         Total Receivables                             --          8,992         24,189
                                                  -------          -----      ---------

         Total Assets                             375,042          8,992      3,873,353

                 See accompanying notes to financial statements.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996
                                   (continued)

                                             Allergan,
                                               Inc.                        Interest        Growth         Global       Aggressive
                                              Common       Balanced         Income       and Income       Equity         Growth
                                            Stock Fund       Fund            Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Payables:
     Purchases pending settlement               (4,528)                                                                        (2)

     Short-term fund investment fees                (1)
                                            ----------        -------        -------        -------         ------         ------

     Total Payables                             (4,529)            --             --             --             --             (2)
                                            ----------        -------        -------        -------         ------         ------

Net assets available for Plan benefits      $1,382,086        541,921        647,721        810,995         38,218         63,847
                                            ==========        =======        =======        =======         ======         ======


                                        Participant
                                            Loans         Other           Total
                                         ----------     ----------     ----------
Payables:
     Purchases pending settlement                                          (4,530)

     Short-term fund investment fees                                           (1)
                                            -------          -----      ---------

     Total Payables                              --             --         (4,531)
                                            -------          -----      ---------

Net assets available for Plan benefits      375,042          8,992      3,868,822
                                            =======          =====      =========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.

                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1995

                                             Allergan,
                                               Inc.                        Interest        Growth         Global       Aggressive
                                              Common       Balanced         Income       and Income       Equity         Growth
                                            Stock Fund       Fund            Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $721,248                        $1,197,867

     American Balanced Fund,
       cost $361,379                                          409,483

     Common/collective trusts,
       cost approximates market                                              735,390

     Investment Company of
       America Fund, cost
       $514,545                                                                             599,649

     New Perspective Fund,
       cost $11,890                                                                                         11,855

     Twentieth Century Ultra Fund,
       cost $13,191                                                                                                        13,299

     Participant loans
                                            ----------        -------        -------        -------         ------         ------
Total Investments                            1,197,867        409,483        735,390        599,649         11,855         13,299

Interest bearing cash and cash
  equivalents                                   11,331             --          2,701              3             --             --

Receivables:
     Accrued interest and dividends                 50             --              3              1             --             --
     Sales pending settlement                       --             --            449             --             --             --
                                            ----------        -------        -------        -------         ------         ------
         Total Receivables                          50             --            452              1             --             --
                                            ----------        -------        -------        -------         ------         ------

         Total Assets                        1,209,248        409,483        738,543        599,653         11,855         13,299


                                              Participant
                                                 Loans         Other           Total
                                               ----------     ----------     ----------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $721,248                                                          1,197,867

     American Balanced Fund,
       cost $361,379                                                            409,483

     Common/collective trusts,
       cost approximates market                                                 735,390

     Investment Company of
       America Fund, cost
       $514,545                                                                 599,649

     New Perspective Fund,
       cost $11,890                                                              11,855

     Twentieth Century Ultra Fund,
       cost $13,191                                                              13,299

     Participant loans                            242,719                       242,719
                                                  -------          -----      ---------
Total Investments                                 242,719             --      3,210,262

Interest bearing cash and cash
  equivalents                                           5          1,694         15,734

Receivables:
     Accrued interest and dividends                    --             --             54
     Sales pending settlement                          --             --            449
                                                  -------          -----      ---------
         Total Receivables                             --             --            503
                                                  -------          -----      ---------

         Total Assets                             242,724          1,694      3,226,499

                 See accompanying notes to financial statements.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1995
                                   (continued)

                                             Allergan,
                                               Inc.                        Interest        Growth         Global       Aggressive
                                              Common       Balanced         Income       and Income       Equity         Growth
                                            Stock Fund       Fund            Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Payables:
     Purchases pending settlement                   --            (71)            --         (3,877)           (35)           (38)

     Short-term fund investment fees                (1)            --             --             --             --             --
                                            ----------        -------        -------        -------         ------         ------

     Total Payables                                 (1)           (71)            --         (3,877)           (35)           (38)
                                            ----------        -------        -------        -------         ------         ------

Net assets available for Plan benefits      $1,209,247        409,412        738,543        595,776         11,820         13,261
                                            ==========        =======        =======        =======         ======         ======


                                             Participant
                                                Loans         Other           Total
                                              ----------     ----------     ----------
Payables:
     Purchases pending settlement                     --             --         (4,021)

     Short-term fund investment fees                  --             --             (1)
                                                 -------          -----      ---------

     Total Payables                                   --             --         (4,022)
                                                 -------          -----      ---------

Net assets available for Plan benefits           242,724          1,694      3,222,477
                                                 =======          =====      =========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
    Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1996


                                             Allergan,
                                               Inc.                        Interest        Growth         Global       Aggressive
                                              Common       Balanced         Income       and Income       Equity         Growth
                                            Stock Fund       Fund            Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Additions to Plan assets attributed to:

Net appreciation in fair value
  of investments                             $  64,957         39,354         40,335        104,688          2,579          4,960

Interest                                           799             --             22              5             --             --

Dividends                                       22,239         17,729             --         18,189            363             --
                                             ---------        -------        -------        -------         ------         ------

Total investment income                         87,995         57,083         40,357        122,882          2,942          4,960

Contributions:
     Employer - Company match                  247,976             --             --             --             --             --

     Employees:
       Before tax                               85,782        133,328        117,319        189,493         11,731         32,690
       After tax                                 3,657          5,116          7,452          7,461            290          1,343
                                             ---------        -------        -------        -------         ------         ------
Total contributions                            337,415        138,444        124,771        196,954         12,021         34,033
                                             ---------        -------        -------        -------         ------         ------

Total additions                                425,410        195,527        165,128        319,836         14,963         38,993
                                             ---------        -------        -------        -------        -------         ------


                                             Participant
                                                Loans         Other           Total
                                              ----------     ----------     ----------
Additions to Plan assets attributed to:

Net appreciation in fair value
  of investments                                      --             --        256,873

Interest                                          29,575            395         30,796

Dividends                                             --             --         58,520
                                                  ------            ---      ---------

Total investment income                           29,575            395        346,189

Contributions:
     Employer - Company match                         --             --        247,976

     Employees:
       Before tax                                     --             --        570,343
       After tax                                      --             --         25,319
                                                  ------            ---      ---------
Total contributions                                   --             --        843,638
                                                  ------            ---      ---------

Total additions                                   29,575            395      1,189,827
                                                  ------            ---      ---------

                 See accompanying notes to financial statements.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
    Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1996
                                   (continued)


                                               Allergan,
                                                 Inc.                        Interest        Growth         Global       Aggressive
                                                Common       Balanced         Income       and Income       Equity         Growth
                                              Stock Fund       Fund            Fund           Fund           Fund           Fund
                                              ----------     ----------     ----------     ----------     ----------     ----------
Deductions from Plan assets attributed to:

Withdrawals and distributions                   (232,436)       (28,714)      (202,587)       (72,735)        (1,414)        (3,753)
Administrative expenses                              (18)           (29)        (1,667)           (56)            (7)            (3)
                                              ----------     ----------     ----------     ----------     ----------     ----------

Total deductions                                (232,454)       (28,743)      (204,254)       (72,791)        (1,421)        (3,756)
                                              ----------        -------       --------        -------         ------         ------

Increase (decrease) in net assets
  available for Plan benefits                    192,956        166,784        (39,126)       247,045         13,542         35,237

Net assets available for Plan
  benefits, beginning of year                  1,209,247        409,412        738,543        595,776         11,820         13,261

Net interfund transfers                          (20,117)       (34,275)       (51,696)       (31,826)        12,856         15,349
                                              ----------        -------       --------        -------         ------         ------

Net assets available for Plan
  benefits, end of year                       $1,382,086        541,921        647,721        810,995         38,218         63,847
                                              ==========        =======       ========        =======         ======         ======


                                               Participant
                                                   Loans         Other           Total
                                                ----------     ----------     ----------
Deductions from Plan assets attributed to:

Withdrawals and distributions
Administrative expenses                                 --             --       (541,639)
                                                        --            (63)        (1,843)
                                                   -------          -----      ---------
Total deductions
                                                        --            (63)      (543,482)
                                                   -------          -----      ---------
Increase (decrease) in net assets
  available for Plan benefits
                                                    29,575            332        646,345
Net assets available for Plan
  benefits, beginning of year
                                                   242,724          1,694      3,222,477
Net interfund transfers
                                                   102,743          6,966             --
                                                   -------          -----      ---------
Net assets available for Plan
  benefits, end of year
                                                   375,042          8,992      3,868,822
                                                   =======          =====      =========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(1)      Description of the Plan

         The following description of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                  General

                  The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 165(a) and (e) of the Puerto Rico Income Tax Act of 1954 and Section 401(a) and (b) of the Internal Revenue Code of 1986.

                  Under terms of the Plan, eligible employees may voluntarily elect to contribute:

                  (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

                  (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $7,500 and $7,000 for the years ended December 31, 1996 and 1995, respectively, under provision 165(e) of the Puerto Rico Income Tax Act or,

                  (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

                  Contributions

                  Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation. Prior to March 1, 1995, the Company contributed an amount equal to 50% of each employee's contribution not exceeding 6% of defined compensation.

                  Certain limitations imposed by the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954 may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

                  Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock and are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

                  Investment Options

                  Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


                  A description of each investment fund follows:

                  Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

                  Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

                  Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

                  Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

                  Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

                  Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century Investments (formerly Twentieth Century) under the name "Twentieth Century Ultra Fund."

                  The number of employees participating in these funds at December 31, 1996 and 1995 was as follows:

                                                         1996           1995
                                                         ----           ----
                                                      (unaudited)    (unaudited)
                  Allergan, Inc. Common Stock Fund        388            427
                  Balanced Fund                           250            268
                  Interest Income Fund                    217            253
                  Growth and Income Fund                  263            281
                  Global Equity Fund                       50             40
                  Aggressive Growth Fund                   72             60

                  Participant Accounts

                  Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


                  Participant Loans Receivable

                  Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

                  Vesting and Forfeitures

                  Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $1,308 at December 31, 1996.

                  Withdrawals

                  Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

                  Prior to age 59 1/2, employee "before tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

                  Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

                  Continuation of the Plan

                  The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(2)      Summary of Significant Accounting Policies

                  Basis of Presentation

                  The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

                  Investments

                  Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Ultra Investors Fund, Interest Income Fund and the New Perspective Fund are based upon the net asset value reported by the funds.

                  Investments in group contracts with banks are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

                  Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

                  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Interest Bearing Cash and Cash Equivalents

                  Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

                  Administrative Expenses

                  Certain administrative expenses of the Plan are paid by the Company.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(3)      Investments

         The following tables present the fair values of investments.

                                                               1996
                                                               ----

                                                     No. Shares                       Fair
                                                    or Par Value       Cost           Value
                                                     ----------     ----------     ----------
         Common Stock:
              Allergan, Inc.                             38,497     $  883,107     $1,371,460
                                                        =======     ==========     ==========

         Common/Collective Trusts:

              LaSalle National Trust
              annual effective returns varying
              from 6.29% to 6.49% in 1996               647,693     $  647,693     $  647,693
                                                        =======     ==========     ==========

         Mutual Funds:

              American Balanced Fund                     37,245        478,178        541,921
              Investment Company of America Fund         33,471        656,182        810,995
              New Perspective Fund                        2,103         35,622         38,204
              Twentieth Century Ultra Fund                2,273         61,539         63,849
                                                        -------     ----------     ----------

              Total Mutual Funds                         75,092     $1,231,521     $1,454,969
                                                        =======     ==========     ==========

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995



                                                        1995
                                                        ----

                                             No. Shares                      Fair
                                            or Par Value       Cost          Value
                                             ----------     ----------     ----------
Common Stock:
      Allergan, Inc.                             36,857       $721,248     $1,197,867
                                                =======       ========     ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.30% to 6.46% in 1995               440,952        440,952        440,952

      J.P. Morgan
      Contract #428
      annual effective returns varying
      from 5.79%, 6.38% and 6.67%
      in 1995, latest maturity 12/23/96         179,533        179,533        179,533

      J.P. Morgan
      Maaagic Fund #2045
      Effective return 6.04%
      in 1995, maturity 2/15/98                 114,905        114,905        114,905
                                                -------       --------     ----------

      Total Common/Collective Trusts            735,390       $735,390     $  735,390
                                                =======       ========     ==========

Mutual Funds:

      American Balanced Fund                     28,939        361,379        409,483
      Investment Company of America Fund         27,749        514,545        599,649
      New Perspective Fund                          724         11,890         11,855
      Ultra Investors Fund                          509         13,191         13,299
                                                -------       --------     ----------

      Total Mutual Funds                         57,921       $901,005     $1,034,286
                                                =======       ========     ==========

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1996 and 1995


(4)      Tax Status of the Plan

         The Plan is intended to constitute a profit sharing plan qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954 and
         Section 401(a) of the Internal Revenue Code of 1986 and is exempt from taxation under Section 501(a).

         The Plan obtained its latest determination letter on March 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

(5)      Outstanding Commitments to Participants

         At December 31, 1996 and 1995, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

                                                                      Schedule 1


                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996


                                             No. Shares                      Fair
                                            or Par Value       Cost          Value
                                             ----------     ----------     ----------
Common Stock:
*     Allergan, Inc.                             38,497     $  883,107     $1,371,460
                                                =======     ==========     ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.29% to 6.49% in 1996               647,693     $  647,693     $  647,693
                                                =======     ==========     ==========

Mutual Funds:

      American Balanced Fund                     37,245        478,178        541,921
      Investment Company of America Fund         33,471        656,182        810,995
      New Perspective Fund                        2,103         35,622         38,204
      Twentieth Century Ultra Fund                2,273         61,539         63,849
                                                -------     ----------     ----------

      Total Mutual Funds                         75,092     $1,231,521     $1,454,969
                                                =======     ==========     ==========

Participant Loans
interest rates varying from 9.25%
to 10.0% in 1996, latest maturity
6/1/06                                          375,042     $  375,042     $  375,042
                                                =======     ==========     ==========

Temporary Investments and Deposits:

*     Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.4%                 24,110     $   24,110     $   24,110
                                                =======     ==========     ==========

* Party in interest

                 See accompanying independent auditors' report.

                                                                      Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1996

                                                                                                 Current Value
                                                                                       Cost       of Asset on
 Identity of          Description                  Purchase        Sales                of        Transaction      Net Gain
Party Involved          of Asset                     Price         Price               Asset          Date         or (Loss)
--------------          --------                   --------       --------           --------       --------       --------
Mellon Bank N.A.     EB Temporary
                     Investment Fund               $ 73,094             --           $ 73,094       $ 73,094         $    0

Mellon Bank N.A.     EB Temporary
                     Investment Fund                     --       $273,700            273,700        273,700              0

Not Applicable       LaSalle National Trust
                     Income Plus Fund               772,415             --            772,415        772,415              0

Not Applicable       LaSalle National Trust
                     Income Plus Fund                    --        160,257            160,257        160,257              0

Various              JP Morgan Interest
                     Income Fund                         --         91,716             91,527         91,716            189

Various              Twentieth Century
                     Ultra Fund                      60,083             --             60,083         60,083              0

Various              Twentieth Century
                     Ultra Fund                          --         13,573             12,833         13,573            740

Various              American Balanced Fund         238,990             --            238,990        238,990              0

Various              American Balanced Fund              --         72,606             63,443         72,606          9,163

                                                                      Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Item 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1996

                                                                                                   Current Value
                                                                                         Cost       of Asset on
 Identity of          Description                    Purchase        Sales                of        Transaction      Net Gain
Party Involved          of Asset                       Price         Price               Asset          Date         or (Loss)
--------------          --------                     --------       --------           --------       --------       --------
Various               New Perspective Fund           $ 23,990             --             23,990         23,990              0

Various               New Perspective Fund                 --        $ 3,439              3,193          3,439            246

Various               Investment Company
                      of America Fund                 284,279             --            284,279        284,279              0

Various               Investment Company
                      of America Fund                      --         96,581             78,859         96,581         17,722

Various               Allergan, Inc. Common Stock     223,364             --            223,364        223,364              0

Various               Allergan, Inc. Common Stock          --         60,183             34,643         60,183         25,540


                 See accompanying independent auditors' report.